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                                                                   Computershare
                                                               Investor Services
                                           Computershare Trust Company of Canada
                                                           100 University Avenue
                                                                Toronto, Ontario
August 6, 2002                                                           M5J 2Y1
To:      Alberta Securities Commission     Telephone 416-981-9500         Canada
British Columbia Securities Commission     Facsimile 416-981-9800      Australia
Manitoba Securities Commission      www.computershare.com        Channel Islands
Office of the Administrator, New Brunswick                             Hong Kong
Securities Commission of Newfoundland                                    Ireland
Nova Scotia securities Commission                                    New Zealand
Ontario Securities Commission                                        Philippines
Registrar of Securities, Prince Edward Island                       South Africa
Commission des valeurs mobilieres du Quebec                       United Kingdom
Saskatchewan Securities Commission                                           USA
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange
The U.S. Securities & Exchange Commission


Dear Sirs:

SUBJECT:   CELESTICA INC.

We confirm that the following English material was sent by pre-paid mail on August 2, 2002 to the registered shareholders of Subordinate Voting Shares of the subject Corporation :

1.       Second Quarter  Results

We also confirm that a copy of the above mentioned material was mailed to all non-registered Shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications .

In compliance with regulations made under the Securities Act , we are providing this material to you in our capacity as agent for the subject Corporation .

Yours truly,
 COMPUTERSHARE TRUST COMPANY OF CANADA

Signed
( Monica Palasaga )
Assistant Account Manager
Stock Transfer Services
Tel(416) 263-9484   (416) 981-9800 Fax